THE DREYFUS FAMILY OF FUNDS
(Dreyfus Institutional Preferred Money Market Funds)

Rule 18f-3 Plan

          Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

          The Board, including a majority of the non-interested Board members, of each of the investment companies, or series thereof, listed on Schedule A attached hereto, as such Schedule may be revised from time to time (each, a "Fund"), which desires to offer multiple classes has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

          1.     Class Designation: Fund shares shall be divided into Prime shares, Institutional shares, Reserve shares, Hamilton shares, Agency shares, and Premier shares.

          2.     Differences in Services: The services offered to shareholders of each Class shall be substantially the same, except for certain services provided to holders of Institutional shares, Reserve shares, Hamilton shares, Agency shares, and Premier shares pursuant to a Service Plan.

          3.     Differences in Distribution Arrangements: Each Class of shares shall be offered at net asset value to institutional investors. No Class shall be subject to any front-end or contingent deferred sales charges.

           Institutional shares, Reserve shares, Hamilton shares, Agency shares, and Premier shares shall be subject to an annual distribution and service fee at the rate set forth on Schedule B attached hereto, pursuant to a Service Plan adopted in accordance with Rule 12b-1 under the 1940 Act.

          4.     Expense Allocation: The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Service Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (d) litigation or other legal expenses relating solely to a specific Class; (e) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (f) Board members' fees incurred as a result of issues relating to a specific Class.

          5.     Exchange Privileges: Shares of a Class shall be exchangeable only for shares of certain other investment companies managed or administered by The Dreyfus Corporation or its affiliates as specified from time to time.

Dated:   October 18, 2007

SCHEDULE A

Dreyfus Institutional Preferred Money Market Funds
--Dreyfus Institutional Preferred Money Market Fund

SCHEDULE B

Name of Class	Fee as a percentage of average the daily net assets of the Class

Reserve shares	.06%